[LETTERHEAD OF INTERNATIONAL ELECTRONICS, INC.]

March 16, 2007

Dear Fellow Shareholder:

On March 6, 2007, Rokonet Industries, U.S.A., Inc., a wholly owned subsidiary of Risco Ltd. commenced an unsolicited tender offer to acquire all of the outstanding shares of common stock of International Electronics, Inc. (“IEI”) for $3.50 per share in cash.  After careful consideration, your Board of Directors has unanimously determined that this tender offer is inadequate and not in the best interests of the company’s shareholders (other than Risco Ltd. and its affiliates).

ACCORDINGLY, THE BOARD OF DIRECTORS RECOMMENDS THAT YOU

 REJECT THE OFFER AND NOT TENDER YOUR SHARES.

     In reaching its recommendation, your Board of Directors took into account numerous factors, including, but not limited to, the following:

•                  The Board of Directors’ belief that the offer price is inadequate and that it does not reflect the long-term value and prospects inherent in IEI, particularly the growing value of its security business and its PowerKey Wireless Industrial Fleet Management Products.

•                  The Board of Directors’ understanding of and familiarity with IEI’s business, financial condition, current business strategy and future prospects, which management and the Board of Directors believe have not been fully reflected in IEI’s results of operations or stock price.  Our recent financial results speak to the positive impact of our strategic plan. Your Company turned profitable in its two most recent fiscal quarters.  Net sales for the three months ended November 30, 2006 were $4,301,353 versus sales of $3,368,960 in the same quarter of the prior year, an increase of 28%. Net sales for the trailing 12 months ended November 30, 2006 were $15.05 MM.

•                  Two years ago, management chose a strategy to build on and  enhance its position and value in the security industry market.  The results of that strategy are becoming evident.  Over the past two years we have successfully trained over 200 installing dealers on our new eMerge Security Platform.  One of the industry’s top national companies began introducing our eMerge product throughout its’ over 100 locations in May of 2006.  Net sales of our eMerge product in the first quarter of fiscal 2007 grew over 240% from the prior year’s fiscal first quarter and Net sales of all of the Company’s security products for the same period grew 23% over the prior year’s fiscal first quarter.  In addition, net sales of the Company’s PowerKey Wireless Industrial Fleet Management Products were approximately $450,000 in the first fiscal quarter of 2007 versus approximately $240,000 in the same period of Fiscal 2006, a growth of 85%.  The Company’s PowerKey products are now deployed in leading industrial companies such as Owens-Corning, Caterpillar, Ingersoll-Rand, Whirlpool, Raytheon and Ford Visteon.    We believe that Risco’s offer ascribes little or no value to this opportunity.

•                  The offer is highly conditional, which results in significant uncertainty that the offer will be consummated.

•                  Risco’s offer presents an inadequate representation of the value proposition that IEI offers its shareholders, employees and customers.

The enclosed Schedule 14D-9 contains a detailed description of the reasons for your

Board of Directors’ unanimous recommendation to reject Risco Ltd.’s offer and some of the significant factors it considered.  We strongly encourage you to read the attached Schedule 14D-9 carefully and in its entirety so that you will be fully informed as to the Board of Directors’ recommendation.

     YOUR BOARD WILL CONTINUE TO ACT IN YOUR BEST INTERESTS.

     If you have any questions concerning the Schedule 14D-9 or need additional copies of IEI’s publicly-filed materials, please contact [John Waldstein, Chief Executive Officer, International Electronics, Inc. at 781-821-5566 ext. 114.

     Your Board and management team believe that remaining independent and pursuing IEI’s strategic business plan can deliver greater value to IEI shareholders than Risco’s  inadequate offer.  We therefore urge you to support your Board of Directors’ efforts to maximize value on behalf of all stockholders and  NOT  tender your shares.

     We appreciate your continued support.

Sincerely,

/s/ John Waldstein

John Waldstein

Chairman of the Board and Chief Executive Officer